Spartacus Acquisition Shelf Corp.

6470 E Johns Crossing, Suite 490

Duluth, GA 30097

August 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell and Geoffrey Kruczek

Re:	Spartacus Acquisition Shelf Corp.

Registration Statement on Form S-4

Filed June 25, 2021

File No. 333-257441

Dear Sir or Madam:

This letter sets forth responses of Spartacus Acquisition Shelf Corp., a Delaware corporation (the “Company”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated July 22, 2021 (the “Comment Letter”), relating to the Registration Statement on Form S-4 (File No. 333-257441) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 1”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-4 filed on June 25, 2021

What is being voted on at the special meeting?, page 4

1.	Please expand your disclosure with respect to the PIPE Financing. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement. Please discuss the PIPE Financing on the cover page.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page letter to stockholders of the Company and pages 2, 12, 28, 30, 65, 107, 108, 126, 230, and 237 of Amendment No. 1.

Securities and Exchange Commission

August 12, 2021

Q: What equity stake will current Spartacus stockholders and Seller hold in Shelf after the closing?, page 6

2.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response to Comment 2:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6, 7, 24, 63, 76, 127, and 232 of Amendment No. 1.

What interests do Spartacus’ current executive officers and directors have in the Business Combination?, page 9

3.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11, 28, 64, and 125 of Amendment No. 1.

4.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response to Comment 4:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11, 29, 64, and 126 of Amendment No. 1.

5.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response to Comment 5:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11, 29, 65, and 126 of Amendment No. 1.

6.	Please expand your disclosure regarding the sponsor’s ownership interest in the target company on page 10. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response to Comment 6:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11, 28, 29, 64, 65, 125, and 126 of Amendment No. 1.

Securities and Exchange Commission

August 12, 2021

Redemption Rights, page 19

7.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response to Comment 7:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 of Amendment No. 1.

8.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response to Comment 8:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6, 7, and 8 of Amendment No. 1.

9.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response to Comment 9:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 7 of Amendment No. 1.

10.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response to Comment 10:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 128 of Amendment No. 1.

Risks Relating to Spartacus and Business Combination, page 51

11.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response to Comment 11:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 57 of Amendment No. 1.

Securities and Exchange Commission

August 12, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 65

12.	We note from your disclosure on page 212 and other sections of the filing that in connection with the Business Combination, AT&T has elected to exchange three AT&T Holdings Warrants for one warrant to purchase an aggregate of 4,147,828 shares of Shelf’s common stock at an exercise price of $0.01 per share. Please revise to clarify how you have reflected this aspect of the transaction in your unaudited pro forma financial statements.

Response to Comment 12:

The Company acknowledges the Staff’s comment, and has revised its disclosure by including footnote 2(f), 2(g) and 2(h), and adding additional clarifying wording to footnote 2(i) on pages 83 and 84 to its Unaudited Pro Forma Condensed Combined Balance Sheet, and included footnote 3(b), 3(c) and 3(d), and added additional clarifying wording to footnote 3(e) to its Unaudited Pro Forma Condensed Combined Statements of Operations on pages 84 and 85. The footnotes provide clarifying disclosure regarding AT&T’s election to exchange three AT&T Holdings Warrants for one warrant in the Shelf (the “AT&T Shelf Warrant”), and reflects the impact to its Unaudited Condensed Combined Pro Forma Balance Sheet as of June 30, 2021, and its Unaudited Condensed Combined Pro Forma Statement of Operations for the year ended December 31, 2020, including the potential impact to the Pro Forma Weighted Average Shares.

The Company also respectfully advises the Staff that the aggregate shares of the AT&T Shelf Warrant has been updated in Amendment No. 1 to 4,351,662 as a result of finalizing the AT&T Shelf Warrant agreement.

Certain Projected Financial Information, page 77

13.	We note that here and on page 114 you present financial projections through the year ended 2028. Please expand your disclosures to further describe the key assumptions driving the significant growth in your revenues for the years ended 2022 through 2028 and to explain why you believe the assumptions are reasonable. Also, disclose any factors or contingencies that might prevent such growth from ultimately materializing.

Response to Comment 13:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 86, 87, and 124 of Amendment No. 1.

Background of the Business Combination, page 99

14.	We note your disclosure on page 100 that Mr. Subin was involved in a predecessor company until 2011 and having received periodic updates on NextNav’s progress since that time. Please provide more information as to his involvement and the reason and method for receipt of the periodic updates.

Response to Comment 14:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 109 and 110 of Amendment No. 1.

15.	Please revise your disclosure beginning on page 102 to discuss the specific terms that were included in the negotiations.

Response to Comment 15:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 112 of Amendment No. 1.

Securities and Exchange Commission

August 12, 2021

Material U.S. Federal Income Tax Consequences, page 147

16.	We note that counsel will file a tax opinion as exhibit 8.1 to the proxy statement/prospectus. If counsel intends to file a short-form opinion, please revise the disclosure in the proxy statement/prospectus to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel and name counsel. Please revise the disclosure to clearly identify and articulate the opinion being rendered. For example, please revise the statement that the company intends that the merger will be treated as a reorganization within the meaning of Section 368(a) (2)(E) and that the PIPE Financing will qualify as a transaction described in Section 351(a) of the Code. Refer to Section III.C. of Staff Legal Bulletin No. 19. If counsel cannot provide a "will" opinion, such as with respect to the tax consequences of redemptions, it should describe the degree of uncertainty and the risks to investors. Add any appropriate risk factors.

Response to Comment 16:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14, 106, and 159 through 165 of Amendment No. 1.

NextNav Holdings LLC

Notes to Consolidated Financial Statements Revenue, page F-65

17.	We note your disclosure on page 37 that NextNav generally sells intermediate goods that must be licensed and integrated into third-party platforms for sales to end users, "but NextNav is typically only paid when end users access NextNav’s services." Please reconcile that statement with the revenue recognition policies you have disclosed in this note. Revise the filing to clarify this confusing disclosure, or advise us.

Response to Comment 17:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 43 of Amendment No. 1 to reconcile the disclosure on page 37 with the note on page F-65. As reflected in the revised disclosure on page 43, revenue is variable based on usage and currently constrained until the technology is accessed by the end user. NextNav recognizes revenue when end users access and use its customers applications.  To date, no revenue has been recognized under these types of arrangements.

General

18.	We note that the board engaged Scura Partners to provide a fairness opinion. We note also your disclosure on page 42 of the IPO prospectus that unless you complete your initial business combination with an affiliated entity or your board cannot independently determine the fair market value of the target business or businesses, you are not required to obtain an opinion from an independent investment banking firm. Noting further your disclosure that the controlling shareholder of the managing members of the sponsor holds shares in Holdings, please explain why the board obtained a fairness opinion.

Response to Comment 18:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 23 of Amendment No. 1.

Securities and Exchange Commission

August 12, 2021

19.	If Exhibit 4.3 will continue to cover the warrants issued in the transaction, please expand to discuss Section 9.3 of that document, including any risks to investors and any uncertainty regarding enforceability.

Response to Comment 19:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 62, 63, 224, and 225 of Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Robert S. Matlin at (212) 536-4066 and David A. Bartz at (615) 780-6743 of K&L Gates LLP.

Sincerely

By:	/s/ Igor Volshteyn
Name: Igor Volshteyn
Title: President

Via E-mail:

cc:	Robert S. Matlin

David A. Bartz

K&L Gates LLP

Randy S. Segal

John P. Duke

Jessica A. Bisignano

Hogan Lovells US LLP